THIS INSTRUMENT AND THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT.

FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" (WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT), AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF THE INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR THE EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE.

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO THE INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING

OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.


HALEN TECHNOLOGIES INC

651 N Broad St STE 205,
MIDDLETOWN, DE 19709

CONVERTIBLE SECURITY TOKEN DEBT AGREEMENT

UNDER SEC REGULATION CROWDFUNDING


HALEN TECHNOLOGIES INC (the "**Company**"), for value received consisting of the payment received from the sale by the Company of aPledge Digital Security Tokens under this Convertible Security Token Debt Agreement (the "**Agreement**"), and intending to be legally bound, promises to pay to the undersigned holder or such party's assigns (the "**Holder**") on the 03-24-2026 ("Maturity Date") the face value of each aPledge Digital Security Token and fraction thereof purchased by the Holder under the terms of this Agreement.

The aPledge Digital Security Tokens offered and sold hereby are being sold by the Company pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Act**") and Regulation Crowdfunding promulgated under the Act ("**Regulation CF**") on the Akemona Platform (the "**Platform**").

1. **Definitions.**

   a. "**Annual Interest Rate**" is the annually compounded interest rate of 0%.

   b. "**Annual Percentage Yield**" is the annually compounded Annual Interest Rate offered by the Company when aPledge Digital Security Tokens are purchased in an initial offering.

c. "**aPledge Digital Security Token**" is a cryptographic software token that represents a repayment obligation of the Company.

d. "**Buyback Date**" is the date after the Subscription Close Date and before the Maturity Date on which the Company redeems or converts into equity the aPledge Digital Security Tokens held by the Holder.

e. "**Buyback Price**" is the price that the Company shall pay to the Holder to redeem or convert into equity each aPledge Digital Security Token and fraction thereof held by the Holder on the Buyback Date after the Subscription Period. The Buyback Price per aPledge Digital Security Token shall equal the Face Value divided by the Effective Yield. For clarity, we have stated the same in mathematical notations as follows:

$$\text{Buyback Price} = \text{Face Value} / \text{Effective Yield}$$

f. "**Daily Interest Rate**" is calculated by using the formula (1 + Annual Interest Rate) to the power of 1/365, and subtracting one from the result. For clarity, we have stated the same in mathematical notations as follows:

$$\text{Daily Interest Rate} = (1 + \text{Annual Interest Rate})^{1/365} - 1$$

g. "**Days**" is the number of days between the Purchase Date or the Buyback Date as applicable and the date before the Maturity Date.

h. "**EDGAR**" (Electronic Data Gathering, Analysis, and Retrieval) is an online public database from the U.S. Securities and Exchange Commission (the "SEC").

i. "**Escrow Agent**" is a qualified third party that keeps custody of funds received from the sale of aPledge Digital Security Tokens in an escrow account until the Offering is successfully completed.

j. "**Effective Yield** " is one plus the Daily Interest Rate compounded for the number of Days. It is calculated as (1 + Daily Interest Rate) to the power of Days. For clarity, we have stated the same in mathematical notations below:

$$\text{Effective Yield} = (1 + \text{Daily Interest Rate})^{\text{Days}}$$

k. "**Face Value**" of each aPledge Digital Security Token is $1.00.

l. "**Financial Statements**" means an income statement, balance sheet, statement of stockholder's equity and a statement of cash flows, in each case as of the end of each fiscal year of the Company during the period when aPledge Digital Security Tokens sold by the Company are outstanding and have not yet been redeemed.

m. "**Intermediary**" is Akemona, Inc.

n. "**Loan**" is the aggregate amount raised by the Company from the sale of aPledge Digital Security Tokens under the Offering.

o. "**Majority Holders**" shall mean holders of a majority (based on the total number of aPledge Digital Security Tokens outstanding) of aPledge Digital Security Tokens sold and outstanding and all Holders who sign substantially similar agreements to this Agreement and participate in the Offering.

p. "**Maturity Date**" is 03-24-2026.

q. "**Maximum Offering Amount**" shall mean the maximum amount equal to or more than Target Offering Amount and less than or equal to $5,000,000 that the Company will accept in this Offering. Maximum Offering Amount for this Offering is $3,000,000.

r. "**Minimum Investment Amount**" is the minimum amount an Investor must invest to participate in the Offering. Minimum Investment Amount is $50.

s. "**Note**" refers to this Agreement.

t. "**Offering Statement**" means the disclosures document(s) provided by the Company as required under Regulation CF and in the SEC Form C.

u. "**Offering**" means the Company's debt issued under Regulation CF effected through the sale of aPledge Digital Security Tokens to Holders.

v. "**Order Total**" of the investment order is the amount invested by the Holder during purchase of aPledge Digital Security Tokens. Order Total must be equal to or greater than the Minimum Investment Amount. Order Total is paid by the Holder in US dollars or equivalent amount in USDC stablecoin. Order Total does not include Transaction Charges.

w. "**Original Purchase Price**" is the Purchase Price paid by the Holder to purchase an aPledge Digital Security Token during the Subscription Period under the Agreement.

x. "**Outstanding Loan Balance**" on a given date means the aggregate Buyback Price on that date of all the outstanding aPledge Digital Security Tokens issued in the Offering.

y. "**Outstanding Token Balance**" on a given date means the Buyback Price on that date multiplied by the number of outstanding aPledge Digital Security Tokens held by the Holder.

z. "**Purchase Date**" is the date on which the Holder approves to pay the Order Total.

aa. "**Purchase Price**" of each aPledge Digital Security Token on the Purchase Date is equal to the Face Value ($1) divided by the Effective Yield. For clarity, we have stated the same in mathematical notations below:

$$\text{Purchase Price} = \text{Face Value} / \text{Effective Yield}$$

ab. "**Redemption**" is the repayment of the Face Value of aPledge Digital Security Tokens to the Holder by the Company on the Maturity Date.

ac. "**SEC**" is the United States Securities and Exchange Commission.

ad. "**Subscription Close Date**" is 03-24-2023. The subscription for the securities of the Company will close on this date. If the Target Offering Amount is reached before the Subscription Close Date, the Company may decide to close the offering in a single close or in a series of multiple rolling closes before the Subscription Close Date after giving 5 business days' notice to the Holder. If the subscription is closed early, the date on which the subscription is closed will be the Subscription Close Date under this Agreement.

ae. "**Subscription Open Date**" is 10-01-2022. The subscription for the securities of the Company opens on this date.

af. "**Subscription Period**" is the period between the Subscription Open Date and the Subscription Close Date.

ag. "**Target Offering Amount**" is the minimum amount that must be raised by the Company in the Offering. If the sum of the amounts raised from the sale of the aPledge Digital Security Tokens in the Offering does not equal or does not exceed the Target Offering Amount at the Subscription Close Date, investments will be cancelled, and all the aPledge Digital Security Tokens sold under this Agreement will be refunded to the Holder at their Original Purchase Price reduced by the amount of bank fee charged by the bank or payment processor for processing the refund. Target Offering Amount is $30,000.

ah. "**Term of the Loan**" is the period between the Subscription Close Date and the Maturity Date.

ai. "**Transfer Agent**" for this Offering is OnchainTA.

aj. "**Transaction Charges**" include fees charged for payment processing by credit card, bank, and the escrow company. Additionally, investor identity verification fee and Ethereum/Polygon gas charged by the blockchain are included. These charges are incurred at the time the transaction for the purchase of aPledge Digital Security Tokens under this agreement is executed.

ak. "**USDC**" or "USD Coin" means an ERC-20 cryptographic digital token, based on the standards created by Centre.io and issued by Circle Internet Financial Limited, Coinbase or other money transmitters, having value at all times of approximately one ($1.00) United States Dollar.

2. **Basic Terms.**

   a. The convertible aPledge Digital Security Tokens issued under this agreement are part of an offering by the Company having an aggregate amount not exceeding $3,000,000 and issued in a series of multiple closings to certain persons and entities (collective, the "Holders"). The Company shall maintain a ledger of all Holders.

   b. Unless converted into equity, all repayments of principal and interest shall be in lawful currency of the United States of America and shall be made pro rata among all holders.

   c. The Company may not prepay the aPledge Digital Security Tokens prior to the Maturity Date without the consent of the Holders of a majority of the outstanding aPledge Digital Security Tokens (the "Majority Holders").

   d. No interest will be payable unless the Offering reaches the Target Offering Amount on or before the Subscription Close Date and amounts raised from the sale of aPledge Digital Security Tokens are released by the Escrow Agent to the Company upon successful close of the Offering pursuant to SEC Regulation CF.

   e. If the Offering does not equal or exceed the Target Offering Amount on or before the Subscription Close Date, the Intermediary will cancel all sales of aPledge Digital Security Tokens and the Escrow Agent will refund to the Holders the Original Purchase Price of each aPledge Digital Security Token and fraction thereof reduced by the amount of bank fee charged by the bank or payment processor for processing the refund. No Transaction Charges will be refunded.

3. **Conversion and Repayment.**

   a. **Conversion upon a Qualified Financing.** In the event that the Company issues and sells shares of its equity securities ("Equity Securities") to investors (the "Investors") on or before the Maturity Date in an equity financing with total proceeds to the Company of not less than $15,000,000 (excluding the conversion under this Agreement or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (a "Qualified Financing"), then the Outstanding Token Balance of aPledge Digital Security Tokens shall automatically convert in whole without any further action by the Holder into Equity Securities sold in the Qualified Financing at a conversion price ("Conversion Price") equal to the lesser of (i) the highest cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.95, and (ii) the quotient resulting from dividing $20,000,000 by the number of outstanding shares of Common Stock of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, including all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing, but excluding the shares of equity securities of the Company issuable upon the conversion under this Agreement or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)). Each aPledge Digital Security Token and fraction thereof will convert into a number of equity securities equal to the quotient resulting from dividing Buyback Price by the Conversion Price. The issuance of Equity Securities pursuant to the conversion of aPledge Digital Security Tokens shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing.

   b. **Maturity Date Conversion.** In the event that aPledge Digital Security Tokens remain outstanding on the Maturity Date, then the Outstanding Token Balance of aPledge Digital Security Tokens shall automatically without any further action by the Holder convert as of the Maturity Date into Class B class of shares of the Company's Common Stock at a conversion price equal to the quotient resulting from dividing $20,000,000 by the number of outstanding shares of Common Stock of the Company as of the Maturity Date (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, including all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, but excluding the shares of equity securities of the Company issuable upon the conversion under this Agreement or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)).

c. **Change of Control.** If the Company consummates a Change of Control (as defined below) while this Note remains outstanding, the Company shall repay the Holder in cash in an amount equal to the Outstanding Token Balance of aPledge Digital Security Tokens; provided, however, that upon the written election of the Holder made not less than five days prior to the Change of Control, the Company shall convert the Outstanding Token Balance of aPledge Digital Security Tokens into shares of the Company's Common Stock at a conversion price equal to the quotient resulting from dividing $20,000,000 by the number of outstanding shares of Common Stock of the Company immediately prior to the Change of Control (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion under this Agreement or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)). For purposes of this Agreement, a "Change of Control" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof. The Company shall give the Holder notice of a Change of Control not less than 10 days prior to the anticipated date of consummation of the Change of Control. Any repayment pursuant to this paragraph in connection with a Change of Control shall be subject to any required tax withholdings, and may be made by the Company (or any party to such Change of Control or its agent) following the Change of Control in connection with payment procedures established in connection with such Change of Control.

d. **Procedure for Conversion.** In connection with Change of Control conversion of aPledge Digital Security Tokens held by the Holder into capital stock, the Holder shall surrender aPledge Digital Security Tokens to the Company and deliver to the Company any documentation reasonably required by the Company. The Company shall not be required to issue or deliver the capital stock into which the aPledge Digital Security Tokens held by the Holder may convert until the Holder has surrendered the aPledge Digital Security Tokens to the Company and delivered to the Company any such documentation. Upon the conversion of the aPledge Digital Security Tokens into capital stock pursuant to the terms hereof, in lieu of any fractional shares to which the Holder would otherwise be entitled, the Company may, in its own discretion, pay the Holder cash equal to such fraction multiplied by the price at which aPledge Digital Security Tokens convert. At its discretion, the company may issue new shares as digital security tokens.

4. **Representations, Warranties and Covenants of the Company.** In connection with the transactions provided herein, the Company hereby represents and warrants to the Holder that:

    a. **Organization, Good Standing and Qualification.** The Company is a corporation or limited liability company duly organized, validly existing, and in good standing in its state of organization and has all requisite power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

    b. **Authorization.** All company action has been taken on the part of the Company, its officers, directors, and equity-holders necessary for the authorization, execution and delivery of this Agreement. The Company has taken all action required to make all the obligations of the Company reflected in the provisions of this Agreement the valid and enforceable obligations they purport to be, and this Agreement, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

    c. **Offering.** Subject in part to the truth and accuracy of the Holder's representations set forth herein, and certain representations and activities of the Platform, the offer, sale and issuance of the aPledge Digital Security Tokens in the Offering are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments.** The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's Company's current Certificate of Incorporation, bylaws, or Operating Agreement, as applicable, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule, or regulation applicable to the Company.

e. **Valid Issuance of Stock.** Any securities issued upon conversion of the aPledge Digital Security Tokens held by the Holder, when issued, sold and delivered to the Holder in compliance with the provisions of this Agreement, will be duly authorized and validly issued, fully paid and nonassessable, will be free of any restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Holder herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property.** To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation.** To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have a material adverse effect on the Company.

h. **No "Bad Actor" Disqualification.** The Company has exercised reasonable care to determine whether any of its officers, directors (or any person occupying a similar status or performing a similar function) or beneficial owners of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power ("Company Covered Person") is subject to any of the "bad actor" disqualifications described in §227.503 Disqualification Provisions of SEC Regulation CF under section 4(a)(6) of the Securities Act of 1933 as amended. To the Company's knowledge, no Company Covered Person is subject to a Disqualification Event.

i. **Use of Proceeds.** The Company shall use the proceeds from the sale of aPledge Digital Security Tokens for the operations of its business, and not for any personal, family or household purpose.

5. **Representations, Warranties and Covenants of the Holder.** In connection with the transactions provided for herein, the Holder hereby represents and warrants to the Company that:

a. **Authorization.** This Agreement constitutes Holder's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account.** Holder acknowledges that this Agreement is issued to Holder in reliance upon Holder's representation to the Company that the aPledge Digital Security Tokens under this Agreement will be acquired for investment for Holder's own account. Further, Holder represents and warrants to the Company that he or she is a resident of the state listed in the address on such Holder's signature page hereto or otherwise provided to the Platform, or if such Holder is an entity, that the principal place of business of such Holder is in the state listed in such address.

c. **Required Information.** The Holder understands that the Offering is being made pursuant to Section 4(a)(6) of the Act and Regulation CF under the Act. An offering statement covering the Offering has been filed with the Form C in the SEC's EDGAR system by the Company. The Holder acknowledges that the Holder has received the Offering Statement and all the information necessary or appropriate for deciding whether to invest in the aPledge Digital Security Tokens issued under this Agreement, and the Holder represents that the Holder has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the Offering and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Ability to Bear Economic Risk.** The Holder acknowledges that investment in aPledge Digital Security Tokens involves a high degree of risk, and represents that the Holder is able, without materially impairing the Holder's financial condition, to hold aPledge Digital Security Tokens for an indefinite period of time and to suffer a complete loss of the Holder's investment.

e. **Registration with the Transfer Agent.** Any person purchasing or accepting any interest in aPledge Digital Security Tokens under this Agreement shall be deemed to agree to and shall be bound by all the provisions of this Agreement. Upon sale or transfer of aPledge Digital Security Tokens, the person purchasing or accepting the interest in aPledge Digital Security Tokens under this Agreement, if not registered with the Transfer Agent, must register with the Transfer Agent by providing their name, address, email, phone number, proof of ownership and any other information required by the Transfer Agent to complete the transfer of securities in compliance with the SEC regulations. Akemona automatically registers ownership of aPledge Digital Security Tokens when purchased from the Akemona Platform during the Subscription Period and provides registration information to the Transfer Agent.

f. **Compliance with Laws.** The Holder shall comply with all the applicable laws and regulations in effect in any jurisdiction in, or from, which the Holder purchases the aPledge Digital Security Tokens and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the Holder is subject, or in which the Holder makes such purchases or sales, and the Company shall have no responsibility therefor.

g. **Reliance on Advice.** The Holder has received and reviewed a copy of the Offering Statement and Form C for the Offering. With respect to information provided, the Holder is not relying on the advice or recommendations of the Company, the Agents, or the affiliates of either, and the Holder has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate. The Holder confirms that it is not relying on any communication, written or oral, of the Company, Akemona, or any of their respective affiliates, as investment advice or as recommendation to purchase the aPledge Digital Security Tokens. It is understood that information and explanations related to the terms and conditions of the Offering provided in the Form C or otherwise by the Company, Akemona or any of their respective affiliates shall not be considered investment advice or recommendation to purchase the aPledge Digital Security Tokens, and that neither the Company, Akemona, nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the aPledge Digital Security Tokens.

h. **Cancellation of Offering.** The Holder acknowledges that the Company has the right in its sole and absolute discretion to abandon the Offering at any time prior to the Subscription Close Date. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid Original Purchase Price of aPledge Digital Security Tokens (reduced by the amount of bank fee charged by the bank or payment processor for processing the refund) purchased by the Holder under this agreement, without interest thereon, to the Holder. No Transaction Charges will be refunded.

i. **Federal or State Agencies.** The Holder acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities, or made any finding or determination concerning the fairness or advisability of this investment.

j. **No Public Market.** The Holder acknowledges that no public market now exists for the aPledge Digital Security Tokens purchased hereby, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Holder hereunder.

k. **Cancellation of Purchase.** The Holder has up to 48 hours prior to the Subscription Close Date to cancel the purchase and get a refund of the Original Purchase Price reduced by the amount of bank fee charged by the bank or payment processor for processing the refund. No Transaction Charges will be refunded.

l. **Payment of Transaction Fee "Gas" on Ethereum/Polygon Blockchain.** The Holder understands that the Holder will be responsible for paying all the costs or mining fee, known as "gas", related to processing of their transactions on the Ethereum/Polygon blockchain. This cost is paid by the Holder in Ether or Matic through their digital wallet on the Ethereum/Polygon blockchain. The Holder must pay for "gas" for sending, approval, cancellation, reconfirmation, redemption and transfer of aPledge Digital Security Tokens.

m. **Restrictions on Transfer or Sale of Securities.** The Holder understands that the aPledge Digital Security Tokens are restricted from transfer for a period of one year from the Subscription Close Date under Section 227.501 of SEC Regulation CF unless the aPledge Digital Security Tokens are transferred (i) to the Company; (ii) to an accredited investor; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. The Holder acknowledges that he, she, they or it will not sell, assign, pledge, give, transfer or otherwise dispose of the aPledge Digital Security Tokens or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of SEC Regulation CF.

n. **Risks.** The Holder has sufficient knowledge and experience in business and financial matters to be able to evaluate the risks and merits of its purchase of the aPledge Digital Security Tokens and is able to bear the risks thereof. The Holder understands that the aPledge Digital Security Tokens and participation in the Offering involve risks, all of which the Holder fully and completely assumes, including but not limited to, the risk that the technology associated with the Platform will not function as intended. The Holder understands and expressly accepts that the Holder has not relied on any representations or warranties made by the Company outside of this instrument, including but not limited to, conversations of any kind, whether through oral or electronic communication or any white paper. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THE HOLDER ASSUMES ALL RISK AND LIABILITY FOR THE RESULTS OBTAINED BY THE USE OF

ANY CRYPTOGRAPHIC SOFTWARE TOKENS AND REGARDLESS OF ANY ORAL OR WRITTEN STATEMENTS MADE BY THE COMPANY, BY WAY OF TECHNICAL ADVICE OR OTHERWISE, RELATED TO THE USE OF THE CRYPTOGRAPHIC SOFTWARE TOKENS.

o. **Foreign Investors.** If the Holder is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "Code")), the Holder hereby represents that the Holder has satisfied itself as to the full observance of the laws of the Holder's jurisdiction in connection with the purchase of aPledge Digital Security Tokens, including (A) the legal requirements within the Holder's jurisdiction for the purchase of the Securities, (B) any foreign exchange restrictions applicable to such purchase, (C) any governmental or other consents that may need to be obtained, and (D) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Securities. The Holder's subscription, payment for and continued beneficial ownership of aPledge Digital Securities Tokens will not violate any applicable securities or other laws of the Holder's jurisdiction.

p. **Forward-Looking Statements.** With respect to any forecasts, projections of results and other forward-looking statements and information provided to the Holder, the Holder acknowledges that such statements were prepared based upon assumptions deemed reasonable by the Company at the time of preparation. There is no assurance that such statements will prove accurate, and the Company has no obligation to update such statements.

6. **Events of Default**

a. If there shall be any Event of Default (as defined below) hereunder, at the option and upon the declaration of the Majority Holders and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under subsection (ii) or (iii) below), this Agreement shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an "**Event of Default**":

    i. The Company fails to perform any of the obligations under this Agreement, or a breach of any covenant set forth herein;

    ii. The Company fails to pay timely any of the principal amount due under this Agreement on the date the same becomes due and payable or any unpaid accrued interest or other amounts due under this Agreement on the date the same becomes due and payable;

    iii. The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

    iv. An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company).

b. In the event of any Event of Default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by the Holder or by their agent in enforcing and collecting this Agreement.

7. **Miscellaneous**

a. **Holder Rights.** In reliance on SEC Regulation CF, at the end of each fiscal year, the Company shall post the Financial Statements on the website location described in its Form C and Offering Statement. Such Financial Statements shall be in reasonable detail and prepared on a consistent basis. Notwithstanding anything to the contrary in this Section, the Company shall not be obligated under this Section 7a to provide information that (x) it deems in good faith to be a trade secret or highly confidential information or (y) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

b. **Successors and Assigns.** The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Agreement without the prior written consent of the Majority Holders.

c. **Counterparts; Manner of Delivery.** This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act (UETA) or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

d. **Governing Law.** This Agreement shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices.** All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Severability.** If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

g. **Escrow Procedures.** No investor funds shall be released from escrow until the Target Offering Amount is met for the Offering. The Target Offering Amount must be met on or before the Subscription Close Date for funds to be released from the escrow to the Company.

h. **Entire Agreement; Amendments and Waivers.** This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Holder are separate agreements, and the sales of the aPledge Digital Security Tokens with the Agreement to each Holder are separate sales. Nonetheless, any term of the Agreement may be amended and the observance of any term of the Agreement may be waived (either generally, and in a particular instance, either retroactively or prospectively), with the written consent of the Company and Majority Holders, provided that no amendment that adversely affects the economic rights of a holder of aPledge Digital Security Tokens will be effective against that holder except with his, her, their or its consent. Any waiver or amendment effected in accordance with this Section 7h shall be binding upon the Company and each current and future holder of an aPledge Digital Security Token purchased in the Offering.

i. **Intercreditor Repayment Obligations at the Maturity Date or Upon a Default.** Each Holder agrees that upon an Event of Default before, on, or after the Maturity Date the payments to the Holders in the Offering shall be made pro rata among all Holders until all such amounts are paid in full. Nothing in this Section 7i shall prohibit the Company from redeeming the aPledge Digital Security Tokens held by a Holder prior to the Maturity Date in accordance with Section 2c of this Agreement. If any Holder shall at any time receive, whether or not an event of Default has occurred, any payment of principal, interest or other charge arising under the Agreement, or upon any other obligation of the Company or any sums by virtue of counterclaim, offset, or other lien that may be exercised, or from any security, other than payments made on the same date in such pro rata amounts to all Holders, each Holder shall share such payment or payments on a pro rata basis with the other Holders.

j. **Senior Indebtedness.** The indebtedness evidenced by this Agreement is subordinated in right of payment to the prior payment in full of any Senior Indebtedness in existence on the date of this Agreement or hereafter incurred. "Senior Indebtedness" shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Agreement, all amounts due in connection with (i) indebtedness of the Company to banks or other lending institutions regularly engaged in the business of lending money (excluding venture capital, investment banking or similar institutions and their affiliates, which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

8. **Dispute Resolution.**

   a. **General Rule.** Any dispute under this Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following of the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

9. **Subscription Procedure.** Each Holder, by providing his or her name and the Purchase Price, confirms such investment through the Platform and has signed this Agreement electronically. The Holder agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Agreement. By confirming, the Holder consents to be legally bound by the Agreement's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Offering Amount up until the Subscription Close Date.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first agreed and accepted by the Company as written below.

AGREED AND ACCEPTED

Holder:

Signature: /S/

Name:

Email:

Address:

Date:

COMPANY: HALEN TECHNOLOGIES INC

Signature: /S/ --

Name: --

Title: CEO

Date: 09-19-2022